KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

                                                   George J. Zornada
                                                   State Street Financial Center
                                                   One Lincoln Street
                                                   Boston, MA 02111

August 1, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  Mr. Christian Sandoe
       Division of Investment Management

       Re: Credit Suisse Alternative Capital Event Driven Fund, LLC Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-120054; 811-21659)
            Credit Suisse Alternative Capital Event Driven Institutional Fund,
            LLC
            Post-effective Amendment No. 3 to Registration Statement on
            Form N-2 (333-119318; 811-21645)
            Credit Suisse Alternative Capital Long/Short Equity Fund, LLC Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-120050; 811-21658)
            Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC
            Post-effective Amendment No. 3 to Registration Statement on
            Form N-2 (333-119319; 811-21641)
            Credit Suisse Alternative Capital Multi-Strategy Fund, LLC Post-effective Amendment No. 3 to Registration Statement on
            Form N-2 (333-120049; 811-21657)
            Credit Suisse Alternative Capital Multi-Strategy Institutional
            Fund, LLC
            Post-effective Amendment No. 3 to Registration Statement on Form
            N-2 (333-119317; 811-21644)
            Credit Suisse Alternative Capital Relative Value Fund, LLC Post-effective Amendment No. 3 to Registration Statement on
            Form N-2 (333-120058; 811-21660)
            Credit Suisse Alternative Capital Relative Value Institutional
            Fund, LLC
            Post-effective Amendment No. 3 to Registration Statement on Form
            N-2 (333-119320; 811-21642)
            Credit Suisse Alternative Capital Tactical Trading Fund, LLC Post-effective Amendment No. 3 to Registration Statement on
            Form N-2 (333-120052; 811-21661)

Christian T. Sandoe, Esq.
August 1, 2006
Page 2


    Credit Suisse Alternative Capital Tactical Trading Institutional Fund, LLC Post-effective Amendment No. 3 to Registration Statement on Form N-2 (333-119321; 811-21643)

Dear Mr. Sandoe:

We have received the Staff's additional comment on the above-captioned post-effective amendments to the respective registration statements filed on Form N-2 on July 31, 2006 for Credit Suisse Alternative Capital Event Driven Fund, LLC, Credit Suisse Alternative Capital Event Driven Institutional Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Fund, LLC, Credit Suisse Alternative Capital Long/Short Equity Institutional Fund, LLC, Credit Suisse Alternative Capital Relative Value Fund, LLC, Credit Suisse Alternative Capital Relative Value Institutional Fund, LLC, Credit Suisse Alternative Capital Tactical Trading Fund, LLC and Credit Suisse Alternative Capital Tactical Trading Institutional Fund, LLC (collectively, the "Funds"). The Staff's additional comment was received in the form of a telephone call on July 31, 2006. As discussed during that call, this letter provides the supplemental information that you requested. In that regard, this letter serves to verify that, as discussed, the current level of side pocket investments reflected in the portfolios of the Funds falls below the percentage levels referenced in our conversation, and currently ranges from zero to 2% of a Fund's assets in each case.

                                    * * * * *

         Thank you for your prompt attention to the Funds' annual update post-effective amendments. If you have any questions, please feel free to call me at (617) 261-3231.

                                               Truly yours,

                                               /s/ George J. Zornada

                                               George J. Zornada